UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

AMAG PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

00163U106

(CUSIP Number)

Martin Shkreli MSMB Capital Management, LLC 777 Third Avenue, 22nd Floor New York, NY 10017 (212) 983-1310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

1	NAME OF REPORTING PERSONS Bloomfield Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Pompeii Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS MSMB Healthcare Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Martin Shkreli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2011 by Bloomfield Partners LP (“Bloomfield”), Pompeii Management, LLC (“Pompeii”), MSMB Capital Management, LLC (“MSMB Capital”), MSMB Healthcare LP (“MSMB Healthcare”), MSMB Healthcare Investors LLC (“MSMB Investors”), MSMB Healthcare Management LLC (“MSMB Management”) and Martin Shkreli, a natural person (collectively, the “Reporting Persons”) with respect to the securities of AMAG Pharmaceuticals, Inc. (the “Issuer”) is hereby amended by this Amendment No. 1. Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D filed with the SEC on October 7, 2011.

Item 2.        Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows.  All other information in Item 2 of the Schedule 13D remains unchanged.

The principal business address of each of the Reporting Persons is 777 Third Avenue, 22nd Floor, New York, NY 10017.

MSMB Capital is organized in Delaware.

Mr. Shkreli’s present principal occupation or employment is serving as the Chief Executive Officer of Retrophin, Inc., a public company.

Item 4.        Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer and have no plans to engage in the actions described in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

The Reporting Persons may, from time to time and at any time, acquire shares of Common Stock and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, “Securities”) of the Issuer in the open market or otherwise.  They reserve the right to dispose of any or all of their shares of such Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.                                Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)-(b)   As of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer.

(c)  In connection with the dissolution of each of MSMB Capital, MSMB Healthcare, MSMB Investors and MSMB Management, all of the shares of Common Stock beneficially owned by the Reporting Persons were distributed to their respective investors.  Such distribution commenced on March 12, 2013 and concluded on April 23, 2013.

(e)  On April 23, 2013, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 2, 2013

BLOOMFIELD PARTNERS LP

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Authorized Person

POMPEII MANAGEMENT, LLC

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Authorized Person

MSMB CAPITAL MANAGEMENT, LLC

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Managing Member

MSMB HEALTHCARE LP
By MSMB Healthcare Investors LLC, its general partner

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Managing Member

MSMB HEALTHCARE INVESTORS LLC

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Managing Member

MSMB HEALTHCARE MANAGEMENT LLC /s/ Martin Shkreli Name: Martin Shkreli Title: Managing Member /s/ Martin Shkreli Martin Shkreli